MassRoots, Inc.
Nominating and Corporate Governance Committee Charter
Adopted [ ]

Role

The Nominating and Corporate Governance Committee's (the “Committee”) role is to determine the slate of director nominees for election to MassRoots, Inc.’s (“the Company”) Board of Directors, to identify and recommend candidates to fill vacancies occurring between annual shareholder meetings and to review the Company's policies and programs that relate to matters of corporate citizenship, including public issues of significance to the Company and its shareholders.

Membership

The membership of the Committee consists of at least two directors, each of whom shall meet the independence requirements established by the Board of Directors and applicable laws, regulations and listing requirements. The Board of Directors appoints the members of the Committee and the chairperson. The Board of Directors may remove any member from the Committee at any time with or without cause.

Operations

The Committee meets at least twice a year. The Committee shall meet periodically in executive session without Company management present. Additional meetings may occur as the Committee or its chairperson deems advisable. The Committee will cause to be kept adequate minutes of its proceedings and will report on its actions and activities at the next quarterly meeting of the Board of Directors. Committee members will be furnished with copies of the minutes of each meeting and any action taken by unanimous consent. The Committee is governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice and quorum and voting requirements as are applicable to the Board of Directors. The Committee is authorized and empowered to adopt its own rules of procedure not inconsistent with (a) any provision of this Charter, (b) any provision of the Bylaws of the Company, or (c) the laws of the state of Delaware.

Authority

The Committee will have the resources and authority necessary to discharge its duties and responsibilities. The Committee has sole authority to retain and terminate outside counsel, any search firm used to identify director candidates or other experts or consultants, as it deems appropriate, including sole authority to approve the firms' fees and other retention terms. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the Committee will take all necessary steps to preserve the privileged nature of those communications.

Responsibilities

The principal responsibilities and functions of the Committee are as follows:

1.	Annually evaluate and report to the Board of Directors on the performance and effectiveness of the Board of Directors to facilitate the directors’ fulfilling their responsibilities in a manner that serves the interests of the Company and its shareholders.
2.	Annually present to the Board of Directors a list of individuals recommended for nomination for election to the Board of Directors at the annual meeting of shareholders and for appointment to the committees of the Board of Directors (including this Committee). Review and consider shareholder recommended candidates for nomination to the Board of Directors.
3.	Before recommending an incumbent, replacement or additional director, review his or her qualifications, including capability, availability to serve, conflicts of interest and other relevant factors.

4.	Assist in identifying, interviewing and recruiting candidates for the Board of Directors.
5.	Annually review the composition of each committee and present recommendations for committee memberships to the Board of Directors as needed.
6.	Develop and periodically review and recommend to the Board of Directors appropriate revisions to the Company's corporate governance framework.
7.	Regularly review and make recommendations about changes to the charter of the Committee.
8.	Regularly review and make recommendations about changes to the charters of other Board of Directors committees after consultation with the respective committee chairs.
9.	Obtain or perform an annual evaluation of the Committee's performance and make applicable recommendations.
10.	Annually review the Company's policies and programs that relate to corporate citizenship, including environmental sustainability, the annual public policy agenda and political activities and expenditures.
11.	To develop and recommend to the Board for approval a Company Code of Conduct and Ethics (the "Code"), to monitor compliance with the Company's Code, to investigate any alleged breach or violation of the Code, to enforce the provisions of the Code and to review the Code periodically and recommend any changes to the Board.